

December 29, 2022

Nicole Anasenes
Chief Financial Officer
ANSYS Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

> **Re: ANSYS Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed February 23, 2022**
>   **File No. 000-20853**

Dear Nicole Anasenes:

We have reviewed your December 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 34

1.   We note your response and proposed revised disclosures to prior comment 1. Please further revise to clarify the dollar amount or percentage increase in lease license and the related maintenance revenue from new versus existing customers.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brad Brasser, Esq.